Exhibit 99.3

Entrée Resources Announces Second Quarter 2020 Results

VANCOUVER, BC, Aug. 4, 2020 /CNW/ - Entrée Resources Ltd. (TSX: ETG) (OTCQB: ERLFF) (the "Company" or "Entrée") has today filed its interim financial results for the second quarter ended June 30, 2020. All numbers are in U.S. dollars unless otherwise noted.

Q2 2020 HIGHLIGHTS

Oyu Tolgoi Underground Development Update – Mongolia

The Oyu Tolgoi project in Mongolia includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by Entrée's joint venture partner Oyu Tolgoi LLC ("OTLLC") and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. On July 2 and July 28, 2020, OTLLC's 66% shareholder Turquoise Hill Resources Ltd. ("Turquoise Hill") provided updates on underground development:

  The unprecedented circumstances of the COVID-19 (coronavirus) pandemic impacted some aspects of underground construction in the second quarter 2020 due to continued restrictions on mine site access for teams from OTLLC, Rio Tinto International Holdings Ltd. ("Rio Tinto") and their construction partners.
  Despite the challenges presented by COVID-19, underground development on the Oyu Tolgoi mining licence continued, achieving strong productivity in underground advancement during the second quarter 2020 (1,830 equivalent metres in June with an average monthly rate of 1,831 equivalent metres for the quarter).
  Shafts 3 and 4 continued on care and maintenance and this is expected to continue until expert service providers can return to site to complete technical commissioning of specialized equipment and commence sinking activities. Work also slowed on some essential underground material handling infrastructure, in particular the construction of primary crusher one, which has now returned to 24-hour shifts following a period of day shift only. Personnel numbers on site have been limited in order to manage the risks around COVID-19.
  Routine Shaft 2 rope shortening was successfully completed utilizing remote presence technology. Payload and speeds are back to planned levels and people and materials movement via the service hoist continue to operate normally.
  On July 2, 2020, Turquoise Hill announced the completion of an updated Oyu Tolgoi Feasibility Study ("OTFS20") that incorporates the new mine design for the first lift ("Lift 1") of Hugo North Panel 0 announced by Turquoise Hill on May 13, 2020. OTLLC is in the process of submitting OTFS20 with the Government of Mongolia in order to comply with local regulatory requirements. OTFS20 does not reflect the impacts of the COVID-19 pandemic, which are ongoing and continue to be assessed.
  Turquoise Hill also announced on July 2, 2020 its updated mineral resources and mineral reserves prepared in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"), and CIM definition standards for mineral resources and mineral reserves (2014). The new mine design for Panel 0 reduces the mineral reserve estimate for the overall Hugo North Lift 1 underground mine due to the inclusion of two structural pillars planned to be located on the Oyu Tolgoi mining licence. However, the ore tonnes and contained copper, gold and silver for the Probable mineral reserve that Turquoise Hill reported for Hugo North Extension Lift 1 on the Entrée/Oyu Tolgoi JV Property have all increased.
  The block cave design incorporated in OTFS20 provides for 120 metre structural pillars included to the north and south of Panel 0, protecting ore handling infrastructure (which will be moved into the structural pillars) and increasing the optionality of sequencing Panel 1 and Panel 2. The Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property is located at the northern portion of Panel 1 and is not affected by the pillars.
  Turquoise Hill believes the existing feasibility study designs for Panel 1 and Panel 2 remain executable based on the current orebody understanding. However, with the introduction of structural pillars, Panels 1 and 2 become independent, allowing for much greater operational flexibility.
  Panel 1 and Panel 2 design optimization studies have been initiated by OTLLC and Rio Tinto. The studies are not expected to delay the ramp up of Panel 1 or Panel 2. Drilling work is underway and the resulting updates to geotechnical modelling and mine design review are expected by Turquoise Hill to continue into 2021.
  OTFS20 incorporates an update to the first sustainable production schedule and capital cost estimates for the underground mine development based on the new block cave mine design for Panel 0. The new design anticipates a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion, and a target to first sustainable production from the Oyu Tolgoi mining licence of February 2023, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency. The mine design for Panel 0 will now undergo further detailed design, engineering and optimization to support the definitive estimate review (the "Definitive Estimate"), expected to be completed by OTLLC, Rio Tinto and Turquoise Hill before the end of the year, subject to any delays due to the impacts of the COVID-19 pandemic.

Entrée/Oyu Tolgoi JV Property

  Entrée's 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property discusses two development scenarios, a reserve case (the "2018 Reserve Case") and a Life-of-Mine Preliminary Economic Assessment (the "2018 PEA"). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi joint venture (the "Entrée/Oyu Tolgoi JV") from Lift 1 of the Hugo North Extension underground block cave. Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study.
  The Company has not yet been provided with OTFS20 or any of the data or assumptions underlying OTFS20, the block cave designs in OTFS20 or Turquoise Hill's updated mineral resources and reserves and the Company is therefore unable to verify such data or the scientific and technical disclosures made by Turquoise Hill at this time. For information on the Company's interest in Entrée/Oyu Tolgoi JV Property, see the 2018 Technical Report available on SEDAR at www.sedar.com.
  Once the Definitive Estimate and the Panel 1 optimization studies have been completed and delivered to Entrée with OTFS20, the Company will be able to assess the potential impact on Entrée/Oyu Tolgoi JV Property resources and reserves as well as production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. Entrée will continue to evaluate any information made available to it by Rio Tinto or OTLLC and will update the market accordingly.

Corporate

  Q2 2020 operating loss was $0.5 million compared to the operating loss of $0.4 million in Q2 2019. The increase was due to professional and advisory fees related to advancing potential amendments to the Entrée/Oyu Tolgoi joint venture agreement (the "Entrée/Oyu Tolgoi JVA").
  Q2 2020 operating cash outflow after working capital was $0.4 million compared to a $0.5 million operating cash outflow in Q2 2019.
  As at June 30, 2020, the cash balance was $4.5 million and the working capital balance was $4.4 million. The Company holds the majority of its cash in Canadian currency.
  The Company recognizes the unprecedented situation surrounding the ongoing COVID-19 pandemic and is closely monitoring the effect of the COVID-19 pandemic on its business and operations and will continue to update the market on the impacts to the Company's business and operations in relation to these extraordinary circumstances.

OUTLOOK AND STRATEGY

The Company's primary objective for the 2020 year continues to be to work with other Oyu Tolgoi stakeholders to advance potential amendments to the Entrée/Oyu Tolgoi JVA that currently governs the relationship between Entrée and OTLLC and upon finalization, transfer the Shivee Tolgoi and Javhlant mining licences to OTLLC as manager of the Entrée/Oyu Tolgoi  joint venture.  The form of Entrée/Oyu Tolgoi JVA was agreed between the parties in 2004, prior to the execution of the Oyu Tolgoi Investment Agreement and commencement of underground development. The Company currently is registered in Mongolia as the 100% ultimate holder of the Shivee Tolgoi and Javhlant mining licences.

The Company believes that amendments that align the interests of all stakeholders as they are now understood, would be in the best interests of all stakeholders, provided there is no net erosion of value to Entrée. No agreements have been finalized and there are no assurances agreements may be finalized in the future.

The Company continues to expect 2020 full year expenditures, which include Mongolian site management and compliance costs, to be between $1.5 million and $1.7 million.

The Company's interim financial statements and Management's Discussion and Analysis ("MD&A") for the second quarter ended June 30, 2020 are available on the Company's website at www.EntreeResourcesLtd.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

QUALIFIED PERSON
Robert Cinits, P.Geo., consultant to Entrée and the Company's former Vice President, Corporate Development, and a Qualified Person as defined by NI 43-101, has approved the technical information in this release.  For further information on the Entrée/Oyu Tolgoi JV Property, see the Company's Technical Report (the "2018 Technical Report"), titled "Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report", with an effective date of January 15, 2018, available on SEDAR at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.
Entrée Resources Ltd. is a Canadian mining company with a unique carried joint venture interest on a significant portion of one of the world's largest copper-gold projects – the Oyu Tolgoi project in Mongolia.  Entrée has a 20% or 30% carried participating interest in the Entrée/Oyu Tolgoi JV, depending on the depth of mineralization. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill are major shareholders of Entrée, holding approximately 21%, 9% and 8% of the shares of the Company, respectively.  More information about Entrée can be found at www.EntreeResourcesLtd.com.

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to corporate strategies and plans; uses of funds and projected expenditures; the expectations set out in OTFS20; timing and status of Oyu Tolgoi underground development; the mine design for Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North (including Hugo North Extension) Lift 1 and the possible outcomes, content and timing thereof; timing of completion of the Definitive Estimate review and the scope thereof; timing and amount of production from Lift 1 of the Entrée/Oyu Tolgoi JV Property, potential production delays and the impact of any delays on the Company's cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the potential impact of COVID-19 (coronavirus) on Oyu Tolgoi underground development and the business, operations and financial condition of the parties to the Entrée/Oyu Tolgoi JV; the estimation of mineral reserves and resources; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; permitting time lines; anticipated business activities; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs, anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining within and across panel boundaries; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for OTLLC or the Government of Mongolia to construct such a source); the potential impact of COVID-19; the ability of OTLLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to OTLLC, Turquoise Hill and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between OTLLC, Rio Tinto and Turquoise Hill with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and OTLLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; as well as those factors discussed in the Company's most recently filed MD&A and in the Company's Annual Information Form for the financial year ended December 31, 2019, dated March 13, 2020 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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SOURCE Entrée Resources

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For further information: David Jan, Investor Relations, Entrée Resources Ltd., Tel: 604-687-4777 | Toll Free: 1-866-368-7330, E-mail: djan@EntreeResourcesLtd.com

CO: Entrée Resources

CNW 09:00e 04-AUG-20